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SECRETARY’S CERTIFICATE

I, Michael H. Koonce, being the duly elected Secretary for Evergreen Select Fixed Income Trust, Evergreen Select Equity Trust, Evergreen Select Money Market Trust, Evergreen Municipal Trust, Evergreen Equity Trust, Evergreen Fixed Income Trust, Evergreen International Trust, Evergreen Money Market Trust, Evergreen Variable Annuity Trust, Evergreen Income Advantage Fund, Evergreen Multi-Sector Income Fund, Evergreen Utilities and High Income Fund, Evergreen International Balanced Income Fund, Evergreen Global Dividend Opportunity Fund and Asset Allocation Trust do hereby certify that the following resolutions were adopted at meetings of the Boards of Trustees held on December 9-10, 2009, respectively, at which quorums were present and acting throughout:

RESOLVED, that the actions of the officers of the Trusts in obtaining fidelity bond insurance on behalf of the Trusts with aggregate coverage of $50,000,000, issued by ICI Mutual Insurance Company, against larceny and embezzlement and such other types of loss as are covered by standard fidelity bonds, covering the officers and other employees of the Trusts from time to time, and containing such provisions as may be required by the rules promulgated under the Investment Act of 1940 (the “1940 Act”) be, and hereby are, approved; and it is

FURTHER RESOLVED, that the amount, type, form and coverage of the joint fidelity bond coverage is approved by the Boards of Trustees, and by separate vote of a majority of those Trustees who are not “interested persons” (as defined in the 1940 Act) of the Trusts after consideration of all factors deemed relevant by the Trustees, including, but not limited to, the value of the Trusts’ assets, the type and terms of the arrangements made for custody and safekeeping of the Trusts’ assets, and the nature of the securities in the Funds’ portfolios; and it is

FURTHER RESOLVED, that pursuant to Rule 17g-1(h) the Secretary of each Trust is hereby designated as the officer responsible for making the necessary filings and giving notices with respect to such bond required by paragraph (g) of Rule 17g‑1 under the 1940 Act; and it is

FURTHER RESOLVED, that each Fund enter into an agreement with any other parties to the fidelity bond authorized pursuant to the preceding votes, stating that in the event recovery is received under the bond as a result of a loss by the Fund and one or more of the other named insureds, the Fund shall receive an equitable and proportionate share of recovery but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the 1940 Act; and it is

FURTHER RESOLVED, that, after consideration of all factors deemed relevant by the Trustees, including, without limitation, the number of parties named as insureds, the nature of the business activities of such parties, the amount of the joint insured bond and the amount of the premiums for such bond, the ratable allocation of the premiums among all parties named as insureds, and the extent to which the share of the premiums allocated to each Evergreen Fund is less than the premiums each such Fund would have had to pay if it had provided and maintained a single insured bond, the proposed premiums are approved and determined to be fair and reasonable to each Fund by the Boards of Trustees, and by separate vote of a majority of those Trustees who are not “interested persons” (as defined in the 1940 Act) of the Trusts.

I further certify that the foregoing resolutions of the Boards of Trustees remain in full force and effect as of the date hereof.

IN WITNESS WHEREOF, I have hereunto set my hand this 17th day of March, 2010.

/s/ Michael H. Koonce_________

Michael H. Koonce

Secretary of each Trust